Skadden, Arps, Slate, Meagher & Flom llp
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NEW YORK 10036-6522
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ERIC.REQUENEZ@SKADDEN.COM

May 15, 2009

VIA EDGAR
Brion R. Thompson, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	ING Clarion Real Estate Income Fund ("IIA")
ING Clarion Global Real Estate Income Fund ("IGR")

Dear Mr. Thompson:

We received your additional oral comments on May 11, 2009 to the Combined Proxy Statement/Prospectus on Form N-14 filed on March 10, 2009 (Nos. 333-157821 and 811-214656) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") regarding the reorganization (the "Reorganization") of IIA with IGR (together with IIA, each, a "Fund" and, collectively, the "Funds").

The Funds have considered your comments and have authorized us to make the responses and changes agreed upon to date to the Registration Statement on the Funds' behalf.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which will be filed at a later date.  Copies of the changed pages to the Registration Statement were submitted to you with my letter dated May 6, 2009, and reflect the changes made in response to your comments, as well as

Brion R. Thompson
May 15, 2009

other changes made to the Registration Statement since the initial filing.  All changes were conformed throughout the Registration Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses.

Comments

Comment 1:   Questions and Answers – How will the Reorganization be effected.  Explain with more specificity the rationale for structuring the Reorganization as a subsidiary merger rather than directly transferring IIA's assets to IGR.  Please explain why this structure is needed for Skadden, Arps to be able to deliver a tax opinion with respect to the tax-free nature of the transaction and how this structure will better enable Skadden, Aprs to deliver a tax opinion.

Response:  The Reorganization is structured as a state-law merger of IIA with and into IGR Merger Subsidiary ("Merger Subsidiary") – a so-called "A" reorganization for federal income tax purposes – in order to eliminate uncertainty about whether a direct asset transfer would satisfy one of the requirements for a tax-free asset transfer – a so-called "C" reorganization for federal income tax purposes.  In order to qualify as a "C" reorganization, among other things, the acquiring entity (IGR) must acquire "substantially all of the properties of another corporation [i.e., the target entity (IIA)]".  I.R.C. Section 368(a)(1)(C).  IIA has recently redeemed auction-rate preferred stock in order to comply with the asset coverage tests of Section 18 of the 1940 Act.  It is uncertain whether the assets (i.e., cash) that IIA used in this recent redemption of its preferred stock will count as IIA's assets when evaluating whether IGR has acquired "substantially all of the properties" of IIA.  For federal income tax purposes, in general, assets used by a target entity to redeem its stock prior to a purported "C" reorganization may count as target entity assets for purposes of determining whether the acquiring entity has acquired "substantially all of the properties" of the target entity.  Because there is no "substantially all of the properties" requirement for a tax-free merger structured as an "A" reorganization for federal income tax purposes, IIA's prior redemptions of its preferred stock are not relevant to qualification of the Reorganization as an "A" reorganization.  Accordingly, IGR and IIA structured the Reorganization as a state-law merger in order to eliminate what would have been a tax issue if the Reorganization were structured as a "C"

Brion R. Thompson
May 15, 2009

reorganization.  Under the state-law merger structure, IGR will still acquire all of the assets held by IIA at the time of the Reorganization.

The tax opinion typically required in connection with transactions, such as the Reorganization, is that the transaction "will" be treated as a reorganization under Section 368(a) of the Internal Revenue Code.  For the reasons discussed above, it would be more difficult, and more expensive, for Skadden, Arps to render such a "will" tax opinion if the Reorganization is structured as a "C" reorganization for federal income tax purposes than if the Reorganization is structured as an "A" reorganization for federal income tax purposes.  Moreover, Skadden, Arps' tax opinion might not be completely free from doubt if the Reorganization is structured as a "C" reorganization, which would be contrary to the typical standard of tax opinion expected for these types of transactions.

Comment 2:   Combined Proxy Statement/Prospectus – 3rd full paragraph on page x.  Explain why you believe Merger Subsidiary is not required to register under the 1940 Act.

Response:  Merger Subsidiary is not and will not be required to be registered as an investment company under the 1940 Act as it has been organized solely to facilitate the merger and will be dissolved as soon as practicable after the merger.  Pursuant to Section 7(a) of the 1940 Act and Rule 3a-2 under the 1940 Act, a company of this nature is not required to register as an investment company.

Section 7(a) of the 1940 Act prohibits an investment company that has a board of directors and that has not registered under Section 8 of the 1940 Act from engaging in any business in interstate commerce or controlling any company that is engaged in any business in interstate commerce, among other things.  However, the last sentence of Section 7(a) provides that "the provisions of this subsection (a) shall not apply to transactions of an investment company which are merely incidental to its dissolution."  Because the principal purpose of Merger Subsidiary is to facilitate the merger and it will be dissolved as soon as practicable after the merger, Merger Subsidiary should be exempt from registration as an investment company under Section 7(a) and Rule 3a-2 under the 1940 Act.  The staff has issued a number of no-action letters supporting this position.  See, e.g., The Fund American Co. Inc. (pub. avail. November 16, 1990); LDX Group, Incorporated

Brion R. Thompson
May 15, 2009

(pub. avail. May 4, 1990); and Keyes Offshore Limited (pub. avail. October 20, 1986).

Furthermore, Rule 3a-2 under the 1940 Act provides that "an issuer is deemed not to be engaged in the business of investing, reinvesting, owning, holding or trading in securities during a period of time not to exceed one year; provided that the issuer has a bona fide intent to be engaged primarily, as soon as is reasonably possible… in a business other than that of investing, reinvesting, owning, holding or trading in securities, such intent to be evidenced by: (1) the issuer's business activities; and (2) an appropriate resolution of the issuer's board of directors..."  Rule 3a-2 has long been interpreted to permit companies that are commencing a public offering and thus losing the ability to rely on Section 3(c)(7) or 3(c)(1) for exclusion from investment company status to have six months to one year from the completion of the offering to confirm their asset composition so as to have another exception such as Section 3(c)(5) for mortgage REITs.

The staff has also issued no-action letters to permit registered funds to operate long-term through unregistered investment subsidiaries where that was necessary to obtain tax treaty benefits or satisfy regulatory requirements of other jurisdictions.  See, e.g., France Growth Fund, Inc. (pub. avail. July 15, 2003); Alternative Investment Partners Absolute Return (pub. avail. July 10, 2006); and Man-Glenwood Lexington TEI, LLC (pub. avail. April 30, 2004).  The use of Merger Subsidiary for the transitory purpose of facilitating the merger raises far fewer issues under the 1940 Act than the use of such investment vehicles.

Finally, there is precedent for the use of subsidiaries for this purpose without registering the subsidiary as an investment company.  See, e.g., Highland Credit Strategies Fund, Registration Statement (Form N-14) (Dec. 24, 2008).

"Tandy" Representation

With respect to the Registration Statement, IGR hereby acknowledges the following:

The disclosure in the filing is the responsibility of IGR.  IGR acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.

Brion R. Thompson
May 15, 2009

IGR also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and IGR represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IGR further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve IGR from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3742 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Eric Requenez
Eric Requenez, Esq.

Enclosure

cc:           Richard Prins, Esq.